Exhibit 99.1

May 7, 2007

Dear Bob:

I am pleased to confirm your retention as a full-time employee of Trimeris, Inc. (the “Company”) as of May 1, 2007 and to memorialize the terms we discussed. The intent of this letter agreement is to again retain your services according to the terms of your previous employment except as set forth below. You agree to serve in a financial advisory role until such time as you are appointed Interim Chief Financial Officer (“CFO”) by the Company’s board of directors. If you are appointed CFO, you agree to serve through May 2007 or until a successor is appointed. In the event that a successor CFO is appointed you will return to a financial advisory role for the remainder of the term.

Because your employment with the Company is continuing without interruption, you will continue to vest over the term of this letter agreement in any stock options granted to you previously. You will be paid at a rate equal to your most recent Base Salary (as defined in the Employment Agreement dated March 9, 2007) for a period of thirty (30) days and will be eligible for benefits as an active employee. The payment of any severance to which you were otherwise entitled or to which we had previously agreed will be delayed for the term of this engagement. The previously executed indemnification agreement between you and the Company shall remain in effect.

This offer letter contains the entire understanding between you and Trimeris as to the terms of your offer of employment for the period of May 2007, and specifically supersedes all previous discussions you may have had with anyone at Trimeris regarding those terms. It does not supersede the releases you have provided in connection with your employment through April 30, 2007.

The Company agrees that this period of employment postpones but does not negate your treatment as having retired for the purposes indicated in your letter of notification dated as of March 14, 2007 and the separation agreement dated as of March 15, 2007. At the conclusion of your employment you agree to execute a supplemental release substantially in the form you have previously executed.

If you have any questions regarding this offer, please feel free to contact me.

Sincerely,

/s/ E. Lawrence Hill, Jr.
E. Lawrence Hill, Jr.
Trimeris, Inc.
Chief Operating Officer and President

Agreed to and Acknowledged by:

/s/ Robert R. Bonczek
Robert R. Bonczek